SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

(Check one)

☐  Form 10-K and Form 10-KSB

☐  Form 11-K

☐   Form 20-F

☒  Form 10-Q and Form 10-QSB

☐  Form N-SAR

For the period ended March 31, 2008

☐  Transition Report on Form 10-K and Form 10-KSB

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q and Form 10-QSB

☐  Transition Report on Form N-SAR

For the transition period ended                                     .

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which notification relates:

PART I

REGISTRANT INFORMATION

Harrah’s Entertainment, Inc.

Full Name of Registrant

Former Name if Applicable

One Caesars Palace Drive

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89109

City, State and Zip Code

PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒  (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As previously reported in its Current Report on Form 8-K filed on February 1, 2008, on January 28, 2008, Harrah’s Entertainment, Inc., was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP. Although Harrah’s Entertainment continued as the same legal entity after the transaction, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, could not be completed by the due date without unreasonable effort and expense to the Company due to the additional accounting and financial reporting requirements resulting from the completion of the transaction.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Anthony D. McDuffie (901) 762-8633

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  YES    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  YES    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed more fully in the Company’s first quarter 2008 earnings release furnished on a Form 8-K dated May 9, 2008, the Company expects to report in its Form 10-Q a net loss of $86.9 million for the Successor period of January 28 through March 31, 2008, and a net loss of $100.9 million for the Predecessor period of January 1, 2008 through January 27, 2008, as compared to net income of $185.3 million for the Predecessor period of the three months ended March 31, 2007.

Harrah’s Entertainment, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2008	By:	/s/ JONATHAN S. HALKYARD
Jonathan S. Halkyard Senior Vice President, Chief Financial Officer and Treasurer